Filed Pursuant to Rule 433

Registration No. 333-164471

Motricity, Inc.

5,870,000 Shares

On June 17, 2010, Motricity, Inc. filed Amendment No. 10 to its Registration Statement on Form S-1 (Commission File No. 333-164471) (the “Registration Statement”) to update certain terms of its initial public offering and related disclosures. This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated June 2, 2010 (the “Preliminary Prospectus”) included in Amendment No. 6 to the Registration Statement relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus.

It is currently estimated that the initial public offering price per share will be between $10.00 and $11.00.

Common shares offered by us:	5,870,000 shares (6,750,500 shares if the underwriters’ option to purchase additional shares from us is fully exercised)

Common shares offered by the selling stockholders:	None

Underwriters’ option to purchase additional shares from us:	880,500 shares

Common shares to be outstanding after this offering:	39,339,906 shares

On June 17, 2010, entities affiliated with Mr. Carl C. Icahn indicated an intent to purchase up to 1,000,000 shares of our common stock directly from us in connection with this offering at the initial public offering price less the underwriting discount. To the extent entities affiliated with Mr. Carl C. Icahn purchase any such shares from us, the number of shares to be sold to the underwriters may accordingly be reduced. As of May 31, 2010, entities affiliated with Mr. Carl C. Icahn beneficially owned 18.5% of our common stock on an as-converted to common stock basis. In addition, Mr. Hunter C. Gary and Mr. Brett C. Icahn serve on our board as designees of Koala Holding LP, an entity affiliated with Mr. Carl C. Icahn.

If entities affiliated with Mr. Carl C. Icahn purchase all or a portion of the shares in which they have indicated an interest in purchasing directly from us in connection with this offering, such purchase would reduce the available public float for our shares because entities affiliated with Mr. Carl C. Icahn would be restricted from selling the shares for at least 180 days after the date of the prospectus under applicable securities laws. As a result, any purchase of shares by entities affiliated with Mr. Carl C. Icahn in this offering would reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

If the underwriters’ option to purchase additional shares is exercised in full, sales by us in the offering will cause the number of shares owned by existing stockholders to be reduced to approximately 83.2% of the total number of shares of our common stock outstanding after this offering.

Series H Preferred Stock

Upon consummation of this offering, 21,084,377 shares of our Series H preferred stock will remain outstanding. Our Series H preferred stock is convertible at the option of the holders thereof into common stock at a rate of approximately 0.113 shares of common stock for each share of Series H preferred stock (which shall be subject to adjustments including for stock splits, stock dividends and certain dilutive issuances below $24.00 per share). If (i) the public offering price of this offering is more than $20.35 per share; or (ii) the average closing price over a 90-day period is $22.29 per share or higher, Series H preferred stock will convert at our option into shares of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on an actual basis; and

•	on a pro forma, as adjusted, basis to give effect to:

•

the sale by us of 5,870,000 shares of our common stock at an assumed initial public offering price of $10.50 per share which is the midpoint of the price range listed on the front cover page of the prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

•	the conversion of 247,111,155 shares of our preferred and redeemable preferred stock (other than shares of Series H preferred stock) to 18,343,903 common shares at fixed conversion rates;

•

the conversion of 64,102,881 shares of our redeemable preferred stock to 7,384,591 common shares based on an assumed initial public offering price of $10.50 per share which is the midpoint of the price range listed on the front cover page of the prospectus;

•	the reclassification of the redeemable preferred stock warrant liability to additional paid-in capital; and

•	the recording of approximately $16.3 million stock-based compensation expense due to the vesting of restricted stock triggered by the closing of this offering.

You should read the following table in conjunction with our consolidated financial statements and related notes, “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in the prospectus.

	As of March 31, 2010
	Actual	Pro Forma, As Adjusted(1)
		(Unaudited)
	(In millions)
Cash and cash equivalents	$25.4	$76.6

Debt:
Current portion of long-term debt	$—	$—
Long-term debt, less current portion	—	—

Total debt	—	—

Redeemable preferred stock, $0.001 par value; 334,793,787 shares authorized, 324,959,604 shares issued and outstanding, actual, 40,000,000 shares authorized, 21,084,337 shares issued and outstanding, pro forma as adjusted	423.6	51.0

Stockholders’ equity (deficit)
Preferred stock, $0.001 par value; 7,613,944 shares authorized, 7,338,769 shares issued and outstanding, actual, 310,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	17.4	—
Common stock, $0.001 par value; 625,000,000 shares authorized, 7,741,412 shares issued and outstanding, actual, 625,000,000 shares authorized, 39,339,906 shares issued and outstanding, pro forma as adjusted	0.1	0.2
Additional paid-in capital	—	460.9
Accumulated deficit	(313.7)	(330.0)
Accumulated other comprehensive income	—	—

Total stockholders’ equity (deficit)	(296.2)	131.1

Total capitalization	$127.4	$182.1

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $10.50 per share would increase (decrease), respectively, the amount of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $5.5 million, assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting estimated underwriting discounts and commissions and other offering expenses payable by us.

The outstanding share information set forth above is as of March 31, 2010 and:

•

excludes 1,178,706 shares of common stock issuable upon the exercise of stock options, at a weighted average exercise price of $10.67 per share and 1,471,567 shares of our common stock reserved for future grants under our 2004 Stock Incentive Plan;

•

excludes 1,986,288 shares of our common stock reserved for future grants under our 2010 Long Term Incentive Plan, 333,333 shares of common stock issuable upon the exercise of options granted under this plan at an exercise price of $20.40 that will be outstanding at the consummation of this offering and 446,000 shares of common stock issuable upon the exercise of options with an exercise price equal to the public offering price that will be granted under this plan and will be outstanding at the consummation of this offering;

•	excludes 2,973,911 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock, at a weighted average exercise price of $16.23;

•

excludes 594,639 shares of common stock issuable upon the exercise of warrants to purchase 8,919,591 shares of Series I redeemable preferred stock at an exercise price of $0.97 that upon consummation of this offering will represent warrants to purchase shares of common stock at an exercise price of $14.54 per share;

•

excludes a total of 39,016 shares of common stock issuable upon the exercise of warrants to purchase a combined 292,198 shares of Series A and B redeemable preferred stock (convertible into 19,538 shares of common stock) and 19,478 shares of common stock that upon consummation of this offering will represent warrants to purchase shares of common stock at a combined weighted average exercise price of $2.77 per share. The common stock issuable upon conversion of the Series A and B redeemable preferred stock at the consummation of this offering has been determined using an assumed initial public offering price of $10.50 per share which is the midpoint of the price range listed on the front cover page of the prospectus, and

•	excludes 2,381,120 shares of common stock issuable upon the conversion of our Series H preferred stock.

In addition to the foregoing, Amendment No. 10 to the Registration Statement includes changes in the following sections:

•	the cover page of the Preliminary Prospectus;

•	“Prospectus Summary—The Offering”;

•	“Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock”;

•	“Principal Stockholders”;

•	“Certain Relationships and Related Party Transactions”;

•	“Description of Capital Stock”;

•	“Shares Eligible for Future Sale”;

•	“Underwriting”; and

•	“Index to Consolidated Financial Statements”.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus relating to this offering may be obtained directly from the issuer or from the prospectus department of J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204; or Goldman, Sachs & Co., 200 West Street, New York, NY 10282, telephone: (866) 471-2526. The latest prospectus is also available at the following link: http://www.sec.gov/Archives/edgar/data/1336691/000119312510141260/ds1a.htm.